**TRANSMISSÃO PAULISTA**

03 NOV 24 AM 7:21

*Data* *São Paulo, november 14, 2003* *Ref.CT/F/04132/2003*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

03037613

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista held on November 10, 2003, regarding the approval of the resignation of Mr Alexandre Magalhães da Silveira, member of the referred to Board of Directors, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Dlw 12/1

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

*Companhia de Transmissão de Energia Elétrica Paulista*

*Rua Bela Cintra, 84*
*01415-903 - São Paulo - S*
*Pabx.: (0xx11) 3138-7000*
*Fax: (0xx11) 3151-4107*

TRANSMISSÃO
PAULISTA

03 NOV 24 AM 7:21

**CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**

**CNPJ No. 02.998.611/0001-04**

**NIRE 35300170571**

**ABSTRACT OF THE MINUTES OF THE 96th MEETING OF THE BOARD OF DIRECTORS**

On November 10, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an ordinary meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities ...., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, and informed he has received the request of resignation of the Councilmember Alexandre Magalhães da Silveira, whose letter dated 10/14/2003 is filed in the Executive Secretariat of the Board of Directors, registering the thanks to the Councilmember for the collaboration given. ..................................................................

......................................................................................................................................

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Alexandre Ribeiro Motta, Carlos Pedro Jens, Claudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, November 10, 2003

| | |
|---|---|
| Mauro Guilherme Jardim Arce<br>Chairman of the Board of Directors | Ligia Ourives da Cruz Ferreira<br>Executive Secretary of the Board of Directors |

TRANSMISSÃO
PAULISTA

03 NOV 24 AM 7:21

Data São Paulo, October 31, 2003 Ref.CT/F/03965/2003

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of the Notice to the Market, sent to BOVESPA – Bolsa de Valores de São Paulo and CVM – Comissão de Valores Mobiliários, on October 24, 2003, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

*Rua Bela Cintra, 84*
*01415-903 - São Paulo - S*
*Pabx.: (0xx11) 3138-7000*
*Fax: (0xx11) 3151-4107*

TRANSMISSÃO
PAULISTA

São Paulo, October 24, 2003

Dear Sirs,

Due to inquire by several professionals of the stock market, made in this date, about the rumor of a possible merger of Transmissão Paulista CTEEP) and CESP, we inform you that there is no proceedings, plan or intent of the Administration of this Company to promote any way of merging if the above mentioned companies.

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director
CTEEP – Companhia de Transmissão de Energia Elétrica Paulista